Exhibit 99.1

Concord Medical Reports Financial Results for the First Half of 2020

BEIJING, August 26, 2020 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a healthcare provider specializing in cancer care, research and prevention by operating a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the six months ended June 30, 2020[1].

2020 First Half Highlights

• Total net revenues were RMB83.0 million ($11.7 million) in the first half of 2020, representing a 16.6% decrease from total net revenues of RMB99.5 million in the same period last year. Total net revenues included the net revenues from the network business of RMB37.7 million ($5.3 million) and the net revenues from hospital business of RMB45.3 million ($6.4 million).

• Gross loss was RMB3.5 million ($0.5 million) in the first half of 2020, compared to the gross profit of RMB3.1 million in the first half of 2019. The gross loss margin was 4.2% for the first half of 2020, compared to the gross profit margin of 3.1% for the same period last year.

• Net loss attributable to ordinary shareholders in the first half of 2020 was RMB128.8 million ($18.2 million), compared to RMB140.1 million in the same period last year.

• Basic and diluted loss per share for Class A and Class B ordinary shares[2] in the first half of 2020 were both RMB2.23 ($0.32), compared to RMB2.03, respectively, in the same period last year.

• Non-GAAP net loss in the first half of 2020 was RMB155.0 million ($21.9 million), compared to non-GAAP net loss of RMB149.3 million in the same period last year. Non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares in the first half of 2020 were both RMB2.15 ($0.30), compared to RMB1.95 in the same period last year.

• Adjusted EBITDA[3] (non-GAAP) was negative RMB113.1 million ($16.0 million) in the first half of 2020, compared to negative RMB108.3 million in the same period last year.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “In the first half of 2020, the Company’s business was affected by the coronavirus disease (COVID-19) epidemic. As the epidemic situation is under control in China, the Company's business has returned to normal. In particular, compared with the same period in 2019, our Shanghai Meizhong Jiahe Cancer Center nearly doubled its revenue.”

“The Company's Shanghai Meizhong Jiahe Medical Imaging Diagnostic Center (the “Imaging Diagnosis Center”) has been officially opened in April 2020, which will expand the Company's business income.”

“The proton equipment of Guangzhou Concord Cancer Center (the “Cancer Center”) has arrived and is expected to be hoisted in the recent months. Besides, the construction of the Cancer Center (exclude the proton part) is nearly competed, and the Company is starting the preparation for the opening of the Cancer Center. With the gradual operation of the Cancer Center to the mature stage, the Company's revenue will also be greatly improved in the next few years.”

2020 First Half Financial Results

Network Business

Net revenues from the network business were RMB37.7 million ($5.3 million), representing a 44.6% decrease from net revenues of RMB68.0 million in the first half of 2019, primarily attributable to the effect of the COVID-19 epidemic and the closure of certain centers in our network of centers. With four centers closed in the first half of 2020, the Company operated a network of 27 centers in 20 cities in China as of June 30, 2020.

Cost of revenues of the network business was RMB14.6 million ($2.1 million), representing a 58.0% decrease from RMB34.8 million in the first half of 2019.

Gross profit from the network business was RMB23.1 million ($3.3 million), representing a 30.4% decrease from RMB33.2 million in the first half of 2019. The gross profit margin of the network business for the first half of 2020 was 61.3%, compared to the gross profit margin of 48.8% for the same period last year.

Selling expenses of the network business were RMB19.4 million ($2.7 million), representing a 108.6% increase from RMB9.3 million in the first half of 2019. Selling expenses as a percentage of net revenues from the network business was 51.5% in the first half of 2020, compared to 13.7% in the first half of 2019. The increase in selling expenses of the network business was mainly due to the increase in advertisement and promotion expenses.

General and administrative expenses of the network business were RMB56.9 million ($8.1 million), representing a 30.1% decrease from RMB81.4 million in the first half of 2019. General and administrative expenses as a percentage of net revenues from the network business were 150.9% in the first half of 2020, compared to 119.7% in the same period last year. The decrease was mainly because Zhongrong Fund management fees have been fully settled in the second half of 2019.

Comparing to RMB24.8 million in the same period last year, capital expenditures decreased to RMB3.9 million ($0.6 million) in the first half of 2020, primarily for procuring equipment for network centers.

Accounts receivable were RMB61.1 million ($8.6 million) as of June 30, 2020, compared to RMB67.1 million as of December 31, 2019. The average period of sales outstanding for accounts receivable (also known as “Days Sales Outstanding”) was 298 days in the first half of 2020.

During the first half of 2020, the Company handled 3,837 patient treatment cases and 40,444 patient diagnostic cases, representing a 28.1% decrease and a 45.9% decrease from the same period last year, respectively. The decreases in patient treatment and diagnostic cases were mainly due to the influence of the COVID-19 epidemic.

Hospital Business

Net revenues from the hospital business were RMB45.3 million ($6.4 million) in the first half of 2020, representing a 43.8% increase from net revenues of RMB31.5 million in the first half of 2019, mainly because the operation of Shanghai Meizhong Jiahe Cancer Center Co., Ltd. has gradually matured and the Imaging Diagnostic Center opened in this April.

Cost of revenues of the hospital business in the first half of 2020 was RMB71.8 million ($10.2 million), representing a 16.6% increase from cost of revenues of RMB61.6 million in the first half of 2019, mainly because of the preparation and operation of the Imaging Diagnostic Center.

Gross loss from the hospital business was RMB26.5 million ($3.8 million) in the first half of 2020, compared to RMB30.1 million in same period last year. The gross loss margin of the hospital business for the first half of 2020 was 58.5%, compared to the gross loss margin of 95.8% for the same period last year.

Selling expenses of the hospital business were RMB2.7 million ($0.4 million) in the first half of 2020, representing an 80.0% increase from selling expenses of RMB1.5 million in the first half of 2019. Selling expenses as a percentage of net revenues from the hospital business was 6.0% in the first half of 2020, compared to 4.8% in the first half of 2019. The increase was mainly because the market research cost increase for the Imaging Diagnosis Center and the Cancer Center.

General and administrative expenses of the hospital business were RMB77.5 million ($11.0 million) in the first half of 2020, of which employee benefit expenses were RMB31.7 million ($4.5 million). In the same period of last year, general and administrative expenses of the hospital business were RMB58.1 million. The increase was mainly due to the increase in salary and rental fees for hospitals. General and administrative expenses as a percentage of net revenues from the hospital business was 171.1% in the first half of 2020, compared to 184.4% in the first half of 2019.

Comparing to RMB410.5 million in the first half of 2019, capital expenditures of the hospital were RMB364.9 million ($51.6 million) in the first half of 2020. The decrease was mainly related to the decrease in construction fees and medical equipment payment for Beijing Proton Medical Center, Shanghai Concord Cancer Center and the Cancer Center.

As of June 30, 2020, accounts receivable from hospital business were RMB11.2 million ($1.6 million), representing an 18.2% decrease from accounts receivable of RMB13.7 million as of December 31, 2019. The number of Days Sales Outstanding was 50 days in the first half of 2020.

As of June 30, 2020, the Company had bank loans and other borrowings totaling RMB2.0 billion ($288.6 million).

Recent Developments

The Imaging Diagnosis Center commenced operation in April 2020. The Imaging Diagnosis Center is located on the second floor of the Medical Technology Center of Shanghai Xinhongqiao International Medical Park (the “Park”), which is the center of the Park. The Imaging Diagnosis Center provides high-quality diagnostic imaging services, such as radiology, ultrasound and nuclear medicine, diagnosis and remote consultation, education and training, to all the medical institutions, premium clinics and medical institutions around the Park. Advanced imaging diagnostic equipment, such as CT, magnetic resonance, PET-CT and PET-MRI, have been installed in the Imaging Diagnosis Center.

Notes:

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB7.0651 to $1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2020.

[2] The Company adjusts for the accretion of mezzanine equity in the calculation of loss attributable to ordinary shareholders of the Company used in the loss per share for Class A and Class B ordinary shares calculation.

[3] Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain (loss), net, loss on disposal of long-lived equipment, income from disposal of associate companies and other income.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider specializing in cancer care, research and prevention. The Company operates a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centres in China. The Company focuses on providing multidisciplinary cancer care approach in all areas of oncology services in its cancer hospitals. The Company also equips its hospitals with technologically advanced equipment such as the state-of-the-art proton therapy system in its Beijing, Shanghai and Guangzhou cancer hospitals. As of June 30, 2020, the Company operated a network of 27 centers based in 20 hospitals, spanning over 20 cities across 13 provinces and administrative regions in China. To ensure the commitment to the highest level of clinical care for patients, the Company offers ongoing education and training for doctors and other medical professionals in its network hospitals and centres in both local and overseas medical institutions. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company's core operating results, as such expense is not directly attributable to the underlying performance of the Company's business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company's current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain (loss), net, loss on disposal of long-lived equipment, income from disposal of associate companies and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Edward Zhang

+86 10 5903 6688 (ext. 608)

zhongchen.zhang@ccm.cn

Concord Medical Services Holdings Co., Ltd.
Consolidated Balance Sheets
(in thousands)

	December 31, 2019	June 30, 2020
	RMB	RMB	US
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	74,307	566,516	80,185
Accounts receivable	73,731	61,528	8,709
Prepayments and other current assets	94,868	288,727	40,867
Inventories	4,341	5,573	789
Net investments in direct financing leases, current portion	35,240	40,285	5,702
Total current assets	282,487	962,629	136,252

Non-current assets
Property, plant and equipment, net	1,898,861	2,092,567	296,184
Right of use assets, net	647,080	629,989	89,169
Net investments in direct financing leases, non-current portion	27,084	20,249	2,866
Goodwill	210,443	213,920	30,279
Intangible assets, net	532,489	524,882	74,292
Deposits for non-current assets	624,132	671,817	95,090
Long-term investments	64,948	321,496	45,505
Other non-current assets	9,921	13,684	1,937
Total non-current assets	4,014,958	4,488,604	635,322

Total assets	4,297,445	5,451,233	771,574

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8,275	5,992	848
Accrued expenses and other liabilities	277,101	256,106	36,249
Income tax payable	752	2,165	306
Operating lease liabilities, current	12,884	9,867	1,397
Short-term bank and other borrowings	285,500	440,177	62,303
Long-term bank and other borrowings, current portion	42,939	106,768	15,112
Total current liabilities	627,451	821,075	116,215

Non-current liabilities
Long-term bank and other borrowings, non-current portion	1,291,763	1,491,961	211,173
Deferred tax liabilities	165,438	166,624	23,584
Long-term secured borrowings	—	116,800	16,532
Operating lease liabilities, non-current	218,817	211,716	29,966
Other long-term liabilities	104,738	104,529	14,799
Total non-current liabilities	1,780,756	2,091,630	296,054

Total liabilities	2,408,207	2,912,705	412,269

Contigently redeemable noncotrolling interests	1,909,606	2,737,552	387,475
EQUITY
Class A ordinary shares	68	68	10
Class B ordinary shares	37	37	5
Treasury stock	(8)	(8)	(1)
Additional paid-in capital	1,759,941	1,823,366	258,081
Accumulated other comprehensive loss	(97,285)	(104,152)	(14,742)
Accumulated deficit	(1,785,517)	(2,078,181)	(294,148)
Total Concord Medical Services Holdings Limited shareholders' deficit	(122,764)	(358,870)	(50,795)
Noncontrolling interests	102,396	159,846	22,625

Total deficit	(20,368)	(199,024)	(28,170)

Total liabilities, mezzanine equity and deficit	4,297,445	5,451,233	771,574

Concord Medical Services Holdings Co., Ltd.
Consolidated Profit & Loss
(in thousands, except for number of shares and per share data)

	June 30, 2019	June 30, 2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues net of value-added tax
Network	68,046	37,674	5,332
Hospital	31,466	45,337	6,417
Total net revenues	99,512	83,011	11,749

Cost of revenues:
Network	(34,799)	(14,644)	(2,073)
Hospital	(61,596)	(71,839)	(10,168)
Total cost of revenues	(96,395)	(86,483)	(12,241)

Gross profit/ (loss)	3,117	(3,472)	(492)

Operating expenses:
Selling expenses	(10,827)	(22,095)	(3,127)
General and administrative expenses	(139,518)	(134,397)	(19,023)

Operating loss	(147,228)	(159,964)	(22,642)
Interest expense	(9,329)	(20,835)	(2,949)
Foreign exchange gain(loss), net	2,606	(1,736)	(246)
Loss on disposal of long-lived equipment	(2,781)	(5)	(1)
Interest income	6,124	4,050	573
(Loss) income from equity method investments	(4,536)	1,252	177
Other income, net	2,671	4,958	702
Gain on disposal of an equity method investment	—	8,151	1,154

Loss before income tax	(152,473)	(164,129)	(23,232)
Income tax expenses	(7,912)	(1,833)	(259)
Net loss	(160,385)	(165,962)	(23,491)

Net loss attributable to noncontrolling interests	(20,268)	(37,167)	(5,261)
Net loss attributable to Concord Medical Services Holdings Limited	(140,117)	(128,795)	(18,230)

Loss per share for Class A and Class B ordinary shares
Basic	(2.03)	(2.23)	(0.32)
Diluted	(2.03)	(2.23)	(0.32)

Weighted average number of class A and class B ordinary shares outstanding:
Basic	130,161,668	130,241,995	130,241,995
Diluted	130,161,668	130,241,995	130,241,995

Other comprehensive loss, net of tax of nil
Foreign currency translation, net tax of nil	(419)	(6,867)	(972)
Total other comprehensive loss, net of tax	(419)	(6,867)	(972)
Comprehensive loss	(160,804)	(172,829)	(24,463)
Comprehensive loss attributable to noncontrolling interests	(19,123)	(37,167)	(5,261)
Comprehensive loss attributable to Concord Medical Services Holdings Limited’s shareholders	(141,681)	(135,662)	(19,202)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, except per share data unaudited)

	For the six months ended June 30, 2019			For the six months ended June 30, 2020
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating loss	(147,228)	11,130	(136,098)	(159,964)	10,916	(149,048)
Net loss	(160,385)	11,130	(149,255)	(165,962)	10,916	(155,046)
Basic loss per share for Class A and Class B ordinary shares	(2.03)	0.09	(1.95)	(2.23)	0.08	(2.15)
Diluted loss per share for Class A and Class B ordinary shares	(2.03)	0.09	(1.95)	(2.23)	0.08	(2.15)

(*) The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2019	June 30, 2020
Net loss	(160,385)	(165,962)
Interest expenses, net	3,205	16,785
Income tax expenses	7,912	1,833
Depreciation and amortization	32,366	34,715
Share-based compensation	11,130	10,916
Other adjustments	(2,496)	(11,368)
Adjusted EBITDA	(108,268)	(113,081)
EBITDA margin	-109%	-136%

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain(loss), net, loss on disposal of long-lived equipment, income from disposal of associate companies and other income